RAIT FINANCIAL TRUST

November 30, 2009

VIA FAX AND EDGAR

Ms. Karen J. Garnett, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, NE

Washington, D.C. 20549-4631

Re:	RAIT Financial Trust (the “Registrant”) Registration Statement on Form S-4 (the “Registration Statement”)
Filed November 4, 2009
File No. 333-162878

Dear Ms. Garnett:

This letter sets forth the Registrant’s response to the comment of the Securities and Exchange Commission (the “Commission”) in its letter dated November 24, 2009 (the “Comment Letter”).

General

1.	We note that there are many blanks in your registration statement. Please include all material terms of your exchange offer in your next amendment. We may have additional comments.

Response:

As discussed with the Staff, the blanks in the Registration Statement all relate to the specific timing and pricing of the exchange offer and cannot be completed until the Registration Statement is declared effective. As further discussed with the Staff, the Registrant has amended the Registration Statement in the sections “Questions and Answers about the Exchange Offer,” “Summary – The Exchange Offer” and “The Exchange Offer – Terms of the Exchange Offer” to disclose the formulas and methodology that the Registrant will rely upon when the Registration Statement blanks are completed.

Very truly yours,
RAIT Financial Trust

/s/ Jack Salmon
Jack Salmon
Chief Financial Officer